Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company” or “HEXO”)

120 chemin de la Rive

Gatineau, Québec J8M 1V2

2.	Date of Material Change

October 18, 2021 and October 20, 2021

3.	News Release

A news release dated October 18, 2021 and a separate news release dated October 20, 2021 were disseminated through the facilities of GlobeNewswire and were filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). Copies of each news release are available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On October 18, 2021, the Company announced the departure of its Co-Founder and Chief Executive Officer, Sébastien St-Louis, and the departure of its Chief Operating Officer, Donald Courtney.

On October 20, 2021, the Company announced the hiring and appointment of Scott Cooper as the new President and Chief Executive Officer of the Company. Although the news release disseminated on October 20, 2021 indicated that Mr. Cooper’s appointment was effective immediately, the Company hereby corrects and clarifies that statement as Mr. Cooper’s position as President and Chief Executive Officer will become effective upon the later to occur of November 1, 2021 and the first business day following the filing of the Company’s annual documents in respect of the financial year ended July 31, 2021 and, pending the effective start date of Mr. Cooper’s position as President and Chief Executive Officer, the Chair of the Board of Directors, Dr. Michael Munzar, has been appointed to serve as Interim Chief Executive Officer.

5.	Full Description of Material Change

The Company announced strategic executive changes including the departure of Co-Founder and Chief Executive Officer, Sébastien St-Louis, effective October 18, 2021. The Company further announced on October 18, 2021 that it expected to make an announcement in the coming days with respect to the identity of the Company’s next Chief Executive Officer. In addition, the Company announced the resignation of the Company’s Chief Operating Officer, Donald Courtney, who will remain as Chief Operating Officer until a suitable replacement is identified.

Subsequently, on October 20, 2021, the Company announced the hiring and appointment of Scott Cooper as the new President and Chief Executive Officer of the Company. Although the news release disseminated on October 20, 2021 indicated that Mr. Cooper’s appointment was effective immediately, the Company hereby corrects and clarifies that statement as Mr. Cooper’s position as President and Chief Executive Officer will become effective upon the later to occur of November 1, 2021 and the first business day following the filing of the Company’s annual documents in respect of the financial year ended July 31, 2021 and, pending the effective start date of Mr. Cooper’s position as President and Chief Executive Officer, the Chair of the Board of Directors, Dr. Michael Munzar, has been appointed to serve as Interim Chief Executive Officer.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Trent MacDonald, Chief Financial Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

October 27, 2021